Exhibit 99
	For Release:	February 16, 2023

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports 2022 earnings of $3.38 per share;
Initiates 2023 earnings guidance range of $3.55 to $3.85 per share

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported 2022 earnings of $3.38 per share on net income of $189.3 million and operating revenue of $1.6 billion. Reported results from 2021 were $3.23 per share on net income of $169.2 million and operating revenue of $1.4 billion.

“I am proud of our many successes and accomplishments throughout 2022, all of which position ALLETE well now and into the future,” said ALLETE Chair, President, and CEO Bethany Owen. “The approval of Minnesota Power’s Integrated Resource Plan results in a $600 million dollar expansion of our capital expenditure plan and will drive rate base growth to 11 percent over the next five years. Minnesota Power also achieved near-perfect system reliability for its customers during the year, and we know that additional transmission investments will be critical to help ensure reliability as the clean-energy transformation continues. To that end, the MISO Tranche 1 approval of the Northern Reliability Project transmission line, and advancing the ALLETE and Grid United vision for the nation’s first transmission corridor to link three regional U.S. electric energy markets are important achievements in the year, which will drive significant future growth. With all of this, and the successful acquisition and integration of New Energy Equity expanding our presence in the growing solar sector – ALLETE’s strategic position is strong as the drive toward a clean-energy economy gains momentum.”

“In 2023, we will continue to advance these and other strategic initiatives that set the stage for meaningful future growth,” Owen continued. “ALLETE’s Sustainability in Action strategy provides significant value to our customers, our communities, and our investors, as well as exciting opportunities for our employees. While our financial results for 2022 were below our expectations, ALLETE’s future is very bright, with transformative clean-energy initiatives, significant infrastructure investments, and new opportunities with the distributed solar platform, pipeline, and strong team at New Energy.”

“Our financial performance in 2022 reflects Regulated Operations within our original guidance range, which included a full year of interim rate reserves recorded in the fourth quarter for the outcome of the Minnesota Power rate case,” said ALLETE Senior Vice President and Chief Financial Officer Steve Morris, “ALLETE Clean Energy and Corporate and Other businesses were below expectations of our guidance range for the year, primarily due to losses taken on the now-completed Northern Wind project and financial underperformance of facilities in the Southwest Power Pool market, where we are working to navigate market and contract volatility related to our Oklahoma wind facilities. I remain confident in our growth prospects driven by our expanded capital expenditure plan over the next five years and investment opportunities well into the future. In addition, I am pleased with the momentum and future growth at New Energy as the team exceeded the acquisition plan for the year while completing integration, entering multiple new markets and significantly expanding their pipeline of projects. We believe our unique mix of businesses will continue to deliver a strong value proposition to shareholders for years to come.”

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the Company’s investment in the American Transmission Co., recorded net income of $149.9 million, compared to $129.1 million in 2021. Higher earnings in 2022 reflect the implementation of interim rates on January 1, 2022, net of interim rate reserves. This was partially offset by higher costs under a 250 MW power purchase agreement, higher operating and maintenance expense, and lower kilowatt-hour sales to industrial customers. ALLETE’s earnings in ATC were lower than in 2021 primarily due to period-over-period changes in ATC’s estimate of a refund liability related to MISO return on equity complaints.

ALLETE Clean Energy recorded 2022 net income of $16.3 million compared to $26.3 million in 2021. Net income in 2022 reflected challenges under the Caddo and Diamond Spring wind energy facilities’ power sales agreements resulting from market volatility and transmission congestion in the Southwest Power Pool. Net income in 2022 also included additional losses related to ALLETE Clean Energy’s now completed and sold Northern Wind project. Net income in 2021 included the impact related to ALLETE Clean Energy’s Diamond Spring wind energy facility due to an extreme winter storm event in February 2021.

Corporate and Other businesses, which include New Energy, BNI Energy, the Company’s investment in the Nobles 2 wind energy facility, and ALLETE Properties, recorded net income of $23.1 million in 2022 compared to net income of $13.8 million in 2021. Net income in 2022 reflects net income from New Energy of $7.8 million, which was impacted by purchase price accounting. Net income in 2022 also reflects higher earnings from our investment in Nobles 2 due to higher wind resources in 2022, higher land sales at ALLETE Properties, and earnings from Minnesota solar projects placed into service in 2022. Partially offsetting these increases were transaction costs of $2.7 million after-tax related to the acquisition of New Energy, and higher other expenses compared to 2021. Net income in 2021 included South Shore Energy’s sale of a portion of its interest in NTEC to Basin Electric Cooperative which resulted in the recognition of an approximately $8.5 million after-tax gain.

Details of the Company’s 2023 earnings guidance were filed as part of today’s Form 8-K filing.

Live Webcast on February 16, 2023; financial slides posted on company website

ALLETE’s earnings conference call will be at 10:00 a.m. (EST), February 16, 2023, at which time management will discuss 2022 financial results and 2023 earnings guidance. Interested parties may participate live by registering for the call at allete.com/earningscall or may listen to the live audio-only webcast accompanied by supporting slides, which will be available on ALLETE’s Investor Relations website investor.allete.com/events-presentations. The webcast will be accessible for one year at allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., New Energy Equity headquartered in Annapolis, MD, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2022 and 2021

	Quarter Ended		Year to Date
	2022	2021	2022	2021
Millions Except Per Share Amounts
Operating Revenue
Contracts with Customers – Utility	$299.0	$339.7	$1,259.3	$1,227.9
Contracts with Customers – Non-utility	125.5	56.5	303.8	179.9
Other – Non-utility	1.3	2.8	7.6	11.4
Total Operating Revenue	425.8	399.0	1,570.7	1,419.2
Operating Expenses
Fuel, Purchased Power and Gas – Utility	128.1	173.0	545.5	562.4
Transmission Services – Utility	19.2	19.2	76.7	75.3
Cost of Sales – Non-utility	85.9	21.0	182.8	68.8
Operating and Maintenance	80.8	59.1	318.9	259.2
Depreciation and Amortization	60.8	58.3	242.2	231.7
Taxes Other than Income Taxes	17.3	18.4	70.4	70.5
Total Operating Expenses	392.1	349.0	1,436.5	1,267.9
Operating Income	33.7	50.0	134.2	151.3
Other Income (Expense)
Interest Expense	(19.9)	(17.3)	(75.2)	(69.1)
Equity Earnings	5.6	5.7	18.7	20.0
Other	6.0	2.6	22.4	8.7
Total Other Expense	(8.3)	(9.0)	(34.1)	(40.4)
Income Before Non-Controlling Interest and Income Taxes	25.4	41.0	100.1	110.9
Income Tax Benefit	(11.8)	(7.6)	(31.2)	(26.9)
Net Income	37.2	48.6	131.3	137.8
Net Loss Attributable to Non-Controlling Interest	(14.5)	(13.3)	(58.0)	(31.4)
Net Income Attributable to ALLETE	$51.7	$61.9	$189.3	$169.2
Average Shares of Common Stock
Basic	57.2	52.8	55.9	52.4
Diluted	57.2	52.8	56.0	52.5
Basic Earnings Per Share of Common Stock	$0.90	$1.18	$3.38	$3.23
Diluted Earnings Per Share of Common Stock	$0.90	$1.18	$3.38	$3.23
Dividends Per Share of Common Stock	$0.65	$0.63	$2.60	$2.52

Consolidated Balance Sheet
Millions

	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2022	2021		2022	2021
Assets			Liabilities and Equity
Cash and Cash Equivalents	$36.4	$45.1	Current Liabilities	$716.2	$543.4
Other Current Assets	681.6	246.2	Long-Term Debt	1,648.2	1,763.2
Property, Plant and Equipment – Net	5,004.0	5,087.5	Deferred Income Taxes	158.1	181.8
Regulatory Assets	441.0	511.8	Regulatory Liabilities	526.1	536.1
Equity Investments	322.7	318.0	Defined Benefit Pension & Other Postretirement Benefit Plans	179.7	179.5
Goodwill and Intangibles – Net	155.6	0.8	Other Non-Current Liabilities	269.0	280.8
Other Non-Current Assets	204.3	212.9	Equity	3,348.3	2,937.5
Total Assets	$6,845.6	$6,422.3	Total Liabilities and Equity	$6,845.6	$6,422.3

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Year to Date
ALLETE, Inc.	December 31,		December 31,
Income (Loss)	2022	2021	2022	2021
Millions
Regulated Operations	$30.5	$29.7	$149.9	$129.1
ALLETE Clean Energy	1.3	14.6	16.3	26.3
Corporate and Other	19.9	17.6	23.1	13.8
Net Income Attributable to ALLETE	$51.7	$61.9	$189.3	$169.2
Diluted Earnings Per Share	$0.90	$1.18	$3.38	$3.23

Statistical Data
Corporate
Common Stock
High	$67.45	$66.71	$68.61	$73.10
Low	$47.77	$56.84	$47.77	$56.84
Close	$64.51	$66.35	$64.51	$66.35
Book Value	$47.03	$45.34	$47.03	$45.34

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	297	289	1,148	1,135
Commercial	332	341	1,359	1,359
Industrial	1,698	1,845	6,745	7,196
Municipal	121	145	540	590
Total Retail and Municipal	2,448	2,620	9,792	10,280
Other Power Suppliers	605	1,407	3,149	5,102
Total Regulated Utility	3,053	4,027	12,941	15,382

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$33.4	$38.3	$156.7	$145.6
Commercial	42.7	41.4	178.5	161.0
Industrial	142.2	156.4	585.7	562.1
Municipal	8.3	13.5	40.2	52.0
Total Retail and Municipal	226.6	249.6	961.1	920.7
Other Power Suppliers	41.2	51.8	165.8	168.7
Other (Includes Water and Gas Revenue)	31.2	38.3	132.4	138.5
Total Regulated Utility Revenue	$299.0	$339.7	$1,259.3	$1,227.9

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802